SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 14, 2003

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated December 14, 2003 re: Partner Communications Announces Standard & Poor’s Ratings Services Raised the Company’s Long-Term Ratings to ‘BB-’ From ‘B+’.

About Partner Communications
SIGNATURES

PARTNER COMMUNICATIONS ANNOUNCES
STANDARD & POOR’S RATINGS SERVICES
RAISED THE COMPANY’S LONG-TERM
RATINGS TO ‘BB-’ from ‘B+’

Rosh Ha’ayin, Israel, 14 December 2003 — Partner Communications Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announces that Standard & Poor’s Ratings Services raised its long-term ratings for Partner to ‘BB-’ from ‘B+’. At the same time, the senior unsecured subordinated debt rating was raised to ‘B’ from ‘B-’.

Alan Gelman, Partner’s CFO, said that the rating awarded the Company by Standard & Poor’s is further evidence of the confidence of the financial community in the Company’s financial strength, its profitability, steady cash flow, and its debt service capabilities. In August 2003, Maalot, the Israel Securities Rating Company Ltd., strategic partner of Standard & Poor’s, awarded Partner an “A” rating. Mr. Gelman also added that the Company is considering, subject to market conditions, calling its 13% senior subordinated notes in 2005. The higher rating could facilitate the replacement of the senior subordinated notes with debt on more favourable terms.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the orange™ brand. The

Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to over two million subscribers in Israel. Partner subscribers can use roaming services in 125 destinations using 208 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information please visit: http://www.investors.partner.co.il.

Contact:
Dr. Dan Eldar
V.P. Carrier, International and Investor Relations
Tel:      +972 67 814151
Fax:      +972 67 814161
E-mail: dan.eldar@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name:	Alan Gelman
Title:	Chief Financial Officer

Dated: December 14, 2003